Exhibit 99.1

Allot Announces Departure of Board Member Cynthia L. Paul

Departure follows company’s transformation, marked by three consecutive quarters of double-

digit revenue growth, sustained profitability, and a debt-free balance sheet

HOD HASHARON, Israel, June 15, 2026 – Allot Ltd. (NASDAQ: ALLT) (TASE: ALLT), a leading global provider of innovative security-as-a-service (SECaaS) and network intelligence solutions for communication service providers and enterprises, today announced that given the demands of her other business responsibilities, Ms. Cynthia Paul will step down from her position as a member of the Company’s Board of Directors (the “Board”), effective June 15, 2026.

Ms. Paul served on Allot’s Board since November 2022. During her tenure, she supported the Company through a period of operational transformation, financial strengthening, and strategic expansion of the Company’s cybersecurity business.

“Cynthia brought strategic guidance and strong partnership during an important chapter for Allot,” said Mr. David Reis, Chairman of the Board of Allot. “On behalf of the Board and the management team, I want to thank her for her contributions and commitment to the Company. We wish her continued success in her future endeavors.”

“It has been a privilege to serve on Allot’s Board and to help transform the business into a growth company generating record levels of profitability,” said Ms. Paul. “I believe Allot has established a strong operational, financial, and strategic foundation, evidenced by three consecutive quarters of double-digit profitable revenue growth. I will miss working with the management team and the Board in my capacity as a board member. Lynrock Lake Master Fund LP remains a significant Allot shareholder, and I am optimistic about the Company’s future as the team executes on the exciting opportunities ahead.”

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Additional Resources:

Allot Blog: https://www.allot.com/blog

Follow us on X: @allot_ltd

Follow us on LinkedIn: https://www.linkedin.com/company/allot-communications

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative converged cybersecurity solutions and network intelligence for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network-native cybersecurity services, network and application analytics, traffic control and shaping, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-native security-as-a-service solution is already used by many millions of subscribers globally.

Forward-Looking Statement

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or other similar words or expressions that convey the uncertainty of future events or outcomes. Forward-looking statements include, but are not limited to, statements regarding the Company’s future performance and opportunities. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Allot Seth Greenberg sgreenberg@allot.com +972 54 9222294	Allot Investor Relations Ehud Helft / Kenny Green Allot@ekgir.com +1-212-378-8040